SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                           FORM 10-SB/A

           GENERAL FORM FOR REGISTRATION OF SECURITIES
                    OF SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities Exchange Act of 1934

     Water Petroleum and Environmental Technologies Company
         (Name of Small Business Issuer in its charter)

     Nevada
                                             04-3365594
(State or other jurisdiction of           (I.R.S. Employer
incorporation or organization)           Identification No.)

5882 S. 900 E., Suite 202, Salt Lake City, Utah          84117
 (Address of principal executive offices)              (Zip Code)

Issuer's telephone number: 801-269-9500

Securities to be registered under Section 12(b) of the Act:

     Title of each class                Name of each exchange on which
     to be so registered                Each class is to be registered

_____________________________           ______________________________
_____________________________           ______________________________

Securities to be registered under Section 12(g) of the Act:

        Common, $.0001 par  value
          (Title of Class)

         INFORMATION REQUIRED IN REGISTRATION STATEMENT

     This Form 10-SB contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. For this purpose any statements contained in this Form 10-SB that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, words such as Amay,@ Awill,@ Aexpect,@ Abelieve,@ Aanticipate,@ Aestimate@ or Acontinue@ or comparable terminology are intended to identify forward-looking statements. These statements by their nature involve substantial risks and uncertainties, and actual results may differ materially depending on a variety of factors, many of which are not within the Company's control. These factors include but are not limited to economic conditions generally and in the industries in which the Company may participate; competition within the Company's chosen industry, including competition from much larger competitors; technological advances and failure by the Company to successfully develop business relationships.

                             PART I

Item 1.  Description of Business.

     Water Petroleum & Environmental Technologies Company, (AWTPE@ or the ACompany@) was originally incorporated in Nevada on April 24, 1997 for the purpose of developing a patent to be used in the field of water petroleum separation. The Company was not successful in its intended business operations and became inactive after 1998.

     The Company has not had active business operations since 1998 and is considered a development stage company. The Company intends to seek, investigate, and if warranted, acquire an interest in a business opportunity. The Company does not propose to restrict its search for a business opportunity to any particular industry or geographical area and may, therefore, engage in essentially any business in any industry. The Company has unrestricted discretion in seeking and participating in a business opportunity, subject to the availability of such opportunities, economic conditions and other factors.

     The selection of a business opportunity in which to participate is complex and extremely risky and will be made by management in the exercise of its business judgment. There is no assurance that the Company will be able to identify and acquire any business opportunity which will ultimately prove to be beneficial to the Company and its shareholders.

     The activities of the Company are subject to several significant risks which arise primarily as a result of the fact that the Company has no specific business and may acquire or participate in a business opportunity based on the decision of management which will, in all probability, act without the consent, vote, or approval of the Company's shareholders.

Reports to Security Holders

     Prior to the filing of this registration statement on Form 10-SB, the Company was not subject to the reporting requirements of Section 12(a) or 15(d) of the Exchange Act. Upon effectiveness of this registration statement, the Company will file annual and quarterly reports with the Securities and Exchange Commission (ASEC@). The public may read and copy any materials filed by the Company with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The Company is an electronic filer and the SEC maintains an Internet site that contains reports and other information regarding the Company which may be viewed at http://www.sec.gov.

Sources of Opportunities

     It is anticipated that business opportunities may be available to the Company from various sources, including its officers and directors, professional advisers, securities broker-dealers, venture capitalists, members of the financial community, and others who may present unsolicited proposals.

     The Company will seek a potential business opportunity from all known sources, but will rely principally on personal contacts of its officers and directors as well as indirect associations between them and other business and professional people.
Although the Company does not anticipate engaging professional firms specializing in business acquisitions or reorganizations, if management deems it in the best interests of the Company, such firms may be retained. In some instances, the Company may publish notices or advertisements seeking a potential business opportunity in financial or trade publications.

Criteria

     The Company will not restrict its search to any particular business, industry or geographical location. The Company may acquire a business opportunity or enter into a business in any industry and in any stage of development. The Company may enter into a business or opportunity involving a Astart up@ or new company. The Company may acquire a business opportunity in various stages of its operation.

     In seeking a business venture, the decision of management of the Company will not be controlled by an attempt to take advantage of an anticipated or perceived appeal of a specific industry, management group, or product or industry, but will be based upon the business objective of seeking long-term capital appreciation in the real value of the Company.

     In analyzing prospective business opportunities, management will consider such matters as the available technical, financial and managerial resources; working capital and other financial requirements; the history of operations, if any; prospects for the future; the nature of present and expected competition; the quality and experience of management services which may be available and the depth of the management; the potential for further research, development or exploration; the potential for growth and expansion; the potential for profit; the perceived public recognition or acceptance of products, services, trade or service marks, name identification; and other relevant factors.

     Generally, the Company will analyze all available factors in the circumstances and make a determination based upon a composite of available facts, without reliance upon any single factor as controlling.

Methods of Participation of Acquisition

     Specific business opportunities will be reviewed and, on the basis of that review, the legal structure or method of participation deemed by management to be suitable will be selected. Such structures and methods may include, but are not limited to, leases, purchase and sale agreements, licenses, joint ventures, other contractual arrangements, and may involve a reorganization, merger or consolidation transaction. The Company may act directly or indirectly through an interest in a partnership, corporation, or other form of organization.

Procedures

     As part of the Company's investigation of business opportunities, officers and directors may meet personally with management and key personnel of the firm sponsoring the business opportunity, visit and inspect material facilities, obtain independent analysis or verification of certain information provided, check references of management and key personnel, and conduct other reasonable measures.

     The Company will generally request that it be provided with written materials regarding the business opportunity containing such items as a description of product, service and company history; management resumes; financial information; available projections with related assumptions upon which they are based; an explanation of proprietary products and services; evidence of existing patents, trademarks or service marks or rights thereto; present and proposed forms of compensation to management; a description of transactions between the prospective entity and its affiliates; relevant analysis of risks and competitive conditions; a financial plan of operation and estimated capital requirements; and other information deemed relevant.

Competition

     The Company expects to encounter substantial competition in its efforts to acquire a business opportunity. The primary competition is from other companies organized and funded for similar purposes, small venture capital partnerships and corporations, small business investment companies and wealthy individuals.

Employees

     The Company does not currently have any employees but relies upon the efforts of its officers and directors to conduct the business of the Company.

Item 2.  Management's Discussion And Analysis Of Financial
Statements

Plan of Operation

     The Company has no cash and has experienced losses from inception. As of April 30, 2000, the Company had outstanding liabilities in the amount of $4,530. The Company has no material commitments for capital expenditures for the next twelve months.

     As of the date of this Form 10-SB, the Company has yet to generate positive cash flow. Since inception, the Company has primarily financed its operations through the sale of common stock.

     The Company believes that its current cash needs can be met with the cash on hand or from loans from officers and directors for at least the next twelve months. However, should the Company obtain a business opportunity, it may be necessary to raise additional capital. This may be accomplished by selling common stock of the Company or debt financing.

     Management of the Company intends to actively seek business opportunities for the Company during the next twelve months.

Item 3.  Description of Property

     The Company does not currently own any property. The Company utilizes office space on a rent-free basis in the office of one of its officers located at5882 S. 900 E., Suite 202, Salt Lake City, Utah 84117. This arrangement is expected to continue until such time as the Company becomes involved in a business opportunity which necessitates expansion or relocation.

Item 4.  Security Ownership of Certain Beneficial Owners and
Management; Changes in Control

     The following table sets forth as of July 18, 2000, the name and the number of shares of the Registrant's Common Stock, par value $.0001 per share, held of record or beneficially by each person who held of record, or was known by the Registrant to own beneficially, more than 5% of the 5,242,924 issued and outstanding shares of the Registrant's Common Stock, and the name and shareholdings of each director and of all officers and directors as a group.

Title of  Name and Address of          Amount and Nature of  Percentage of Class
Class     Beneficial Owner             Beneficial Ownership

Common    Curtis Olsen (1)                     -0-                 -0-
          5882 South 900 East, Suite 202
          Salt Lake City,  UT  84121

Common    Allison Olsen (1)                    -0-                 -0-
          5882 South 900 East, Suite 202
          Salt Lake City,  UT  84121

Common    Kip Eardley                         320,000             6.1%
          5882 S. 900 E.
          Salt Lake City,  UT  84117

Common    Neal M. Brown                       344,800             6.5%
          34 Rice Road
          Hingham,  MA  02043

Common    John Chymboryk                      406,240             7.7%
          5882 S. 900 E.
          Salt Lake City,  UT  84117

Common    Milagro Holdings                  4,000,000            76.3%
          57 W. 200 S., Suite 310
          Salt Lake City,  UT  84101

Common    Officers and Directors                  -0-             -0-%
          as a Group: 2 people

(1)  Officer and/or director.

     There are no contracts or other arrangements that could result in a change of control of the Company.

Item 5.  Directors, Executive Officers, Promoters and Control
Persons.

     The following table sets forth as of July 18, 2000, the name, age, and position of each executive officer and director and the term of office of each director of the Corporation.

Name               Age        Position             Director or Officer Since

Curtis Olsen        30        President            September 11, 1999

Allison Olsen       29        Secretary/Treasurer  June 25, 2000

     All officers hold their positions at the will of the Board of Directors. All directors hold their positions for one year or until their successors are elected and qualified.

Set forth below is certain biographical information regarding each of the Company's executive officers and directors:
     Curtis Olsen, Director and President. Mr. Olsen has been active in the mortgage business for the past six years as a wholesale and retail representative. Mr. Olsen currently owns his own financial advisory company working in debt consolidation. Mr. Olsen also works with various land developers in seeking interim and long term financing for residential developments.

     Allison Olsen, Director and Secretary/Treasurer. Ms. Olsen is currently a homemaker and has been for the past three years.
Prior to that, Ms. Olsen was a retail training supervisor for Smith's Food Store for eleven years.

     To the knowledge of management, during the past five years, no present or former directors, executive officer or person nominated to become a director or an executive officer of the
Company:

     (1) filed a petition under the federal bankruptcy laws or any state insolvency law, nor had a receiver, fiscal agent or similar officer appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

     (2) was convicted in a criminal proceeding or named subject of a pending criminal proceeding (excluding traffic violations or other minor offenses);

     (3) was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from or otherwise limiting, the following activities:

          (i) acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, associated person of any of the foregoing, or as an investment advisor, underwriter, broker or dealer in securities, or as an affiliate person, director or employee of any investment company, or engaging in or continuing any conduct or practice in connection with such activity;

          (ii) engaging in any type of business practice; or

          (iii) engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of federal or state securities laws or federal commodities laws;

     (4) was the subject of any order, judgment, or decree, not subsequently reversed, suspended, or vacated, of any federal or state authority barring, suspending, or otherwise limiting for more than 60 days the right of such person to engage in any activity described above under this Item, or to be associated with persons engaged in any such activity.

     (5) was found by a court of competent jurisdiction in a civil action or by the Securities and Exchange Commission to have violated any federal or state securities law, and the judgment in such civil action or finding by the Securities and Exchange Commission has not been subsequently reversed, suspended, or vacated

     (6) was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any federal Commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated.

Item 6.  Executive Compensation.

     No compensation has been paid to any officer or director of the Company in the past three years. There are no compensatory plans or arrangements, including payments to be received from the Company, with respect to any officers or directors of the Company which would in any way result in payments to any such person because of his resignation, retirement, or other termination of such person's employment with the Company, or any change in control of the Company, or a change in the person's responsibilities following a change in control of the Company.

     The Company has no arrangements for the remuneration of its officers and directors, except that they will be entitled to receive reimbursement for actual, demonstrable out-of-pocket expenses, including travel expenses, if any, made on the Company's behalf in the investigation of business opportunities. No remuneration has been paid to the Company's officers or directors prior to the filing of this Form 10-SB. There are no agreements or understandings with respect to the amount or remuneration those officers and directors are expected to receive in the future. Management takes no salaries from the Company and does not anticipate receiving any salaries in the foreseeable future.

Compensation of Directors

     None.

Employment Contracts and Termination of Employment and Change in
Control Arrangement

     There are no employment contracts between the Company and any of its officers or directors. Management takes no salaries from the Company and does not anticipate receiving any salaries in the foreseeable future.

     There are no compensatory plans or arrangements, including payments to be received from the Company, with respect to any person named in Cash Compensation set out above which would in any way result in payments to any such person's employment with the company or its subsidiaries, or any change in control of the Company, or a change in the person's responsibilities following a change in control of the Company.

     Item 7.  Certain Relationships and Related Transactions.

     Although there are no current related party transactions, the Company's officers and directors and major shareholders have made an oral undertaking to make loans to the Company in amounts sufficient to enable the Company to satisfy its reporting requirements and other obligations incumbent on it as a public company, and to commence, on a limited basis, the process of investigating possible merger and acquisition candidates. Any such loans will be interest free and are intended to be repaid at a future date, if or when the Company shall have sufficient funds. The potential loans are intended to provide for the payment of filing fees, professional fees, printing and copying fees and other miscellaneous fees.

     The Company utilizes office space provided by Curtis Olsen, an officer and director of the Company, at no charge to the Company.

Item 8.  Description of the Securities.

Common Stock

     The Company is presently authorized to issue 75,000,000 shares of $.0001 par value common stock. All shares, when issued, will be fully paid and nonassessable. All shares are equal to each other with respect to liquidation and dividend rights. Holders of voting shares are entitled to one vote for each share they own at any Shareholders' meeting.

     Holders of shares of common stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor, and upon liquidation are entitled to participate pro-rata in a distribution of assets available for such distribution to Shareholders. There are no conversion, preemptive or other subscription rights or privileges with respect to any shares.

     The common stock of the Company does not have cumulative voting rights which means that the holders of more than 50% of the voting shares voting for election of directors may elect all of the directors if they choose to do so. In such event, the holders of the remaining shares aggregating less than 50% will not be able to elect any directors.

Preferred Stock

     The Company is also authorized to issue 25,000,000 shares of $.0001 par value preferred stock with the rights, preferences and privileges of such preferred stock to be designated by the board of directors of the Company. As of the date of this report, no shares of preferred stock have been issued.

Warrants

     The Company has 1,271 A Warrants and 1,271 B Warrants outstanding. Each A warrant can be converted to one share of common stock at $2.25 per share and each B warrant can be converted to one shares of common stock at $4.00 per share. No value was assigned to the warrants on the issue date. The Company can redeem the warrants after a 30 days notice at $.02 each.

Transfer Agent

     The Company has appointed Atlas Stock Transfer, 5899 South
State Street, Murray, Utah 84107, as the transfer agent and registrar for the Company's securities.

                             PART II

Item 1.  Market Price of and Dividends on the Registrant's Common
Equity and Other Shareholder Matters.

     The Company is currently trading on the NQB Pink Sheets under the symbol WTPE. As of July 18, 2000, there were 41 shareholders holding 5,242,924 shares of common stock. Of the issued and outstanding common stock, 188,124 are free trading, the balance are restricted stock as that term is used in Rule 144.

YEAR                   CLOSING BID                   CLOSING ASK
                      HIGH      LOW                 HIGH      LOW

1998
1-20-98 thru
3-31-98            .03125         .01              None      None
Second Quarter     .03125         .03125           .125      .125
Third Quarter      .03125         .03125           .125      .125
Fourth Quarter     .03125         .03125           None      None

1999
First Quarter      .03125         .01             1.125      .0625
Second Quarter     .02            .01              .25       .25
Third Quarter      .02            .02              .25       .25
10-1-99 thru
12-20-99           .03125         .01              .625      .21875
12-21-99 thru
12-31-99           .25            .25              None      None
(After a 1 for 50 Reverse Split)

2000
First Quarter      .25            .25            10.25     10.25
Second Quarter     .25            .03            10.25      4.25

     The above quotations, as provided by the National Quotation
Bureau, LLC., represent prices between dealers and do not include retail markup, markdown or commission. In addition, these quotations do not represent actual transactions.

     During the second quarter of 2000, the Company effected a four to one forward split of its issued and outstanding common stock.

     The Company has not paid, nor declared, any dividends since its inception and does not intend to declare any such dividends in the foreseeable future. The Company's ability to pay dividends is subject to limitations imposed by Nevada law. Under Nevada law, dividends maybe paid to the extent that the corporation's assets exceed its liabilities and it is able to pay its debts as they become due in the usual course of business.

Item 2.  Legal Proceedings.

     No legal proceedings are threatened or pending against the Company or any of its officers or directors. Further none of the Company's officers or directors or affiliates of the Company are parties against the Company or have any material interests in actions that are adverse to the Company's interests.

     During September 1999, the Company sold its remaining assets to a related party in exchange for the assumption of $175,695 of its liabilities. As of the date of this report, $34,376 of the liabilities have not been satisfied by the purchaser and creditors may make claims against the Company if they are not settled or satisfied in the future. The Company has received no indication that claims may be made against them.

Item 3.  Changes in and Disagreements with Accountants.

     None.

Item 4.  Recent Sales of Unregistered Securities.

     On April 25,1997, the Company issued 124,260 shares of its common stock for assets and services to the Company's founders. The Company relied upon Section 4(2) of the Securities Act of 1933 to effect the transaction. The shares were issued in a private transaction that did not involve any public solicitation or sales.

     On September 13, 1997, the Company issued 22,480 shares of its common stock for net cash of $108,911. The Company relied upon Regulation D, Rule 504 to effect the offering of its Common
Stock.

     From September to December, 1997, the Company issued 2,890 shares of its common stock to individuals for services valued at $16.00 per share for a total cash value of $46,249. The Company relied upon Section 4(2) of the Securities Act of 1933 to effect the transaction. The shares were issued in a private transaction that did not involve any public solicitation or sales.

     On December 29, 1997, the Company issued 901 shares of common stock to individuals for cash of $35,151. The Company relied upon Regulation D, Rule 504 to effect the offering of its Common Stock.

     On March 5, 1998, the Company issued 200 shares of common stock for cash of $10,000. The Company relied upon Section 4(2) of the Securities Act of 1933 to effect the transaction. The shares were issued in a private transaction that did not involve any public solicitation or sales.

     During October and November, 1999, the Company issued 160,000 shares of common stock for services valued at $.01 per share for a total services valued at $1,584. The Company relied upon Section 4(2) of the Securities Act of 1933 to effect the transaction. The shares were issued in a private transaction that did not involve any public solicitation or sales.

     On December 31, 1999, the Company issued 1,000,000 shares of common stock for payment of a debt in the amount of $44,160. The Company relied upon Section 4(2) of the Securities Act of 1933 to effect the transaction. The shares were issued in a private transaction that did not involve any public solicitation or sales.

Item 5.  Indemnification of Directors and Officers.

     There are no provisions in the Nevada corporate law or the Articles of Incorporation of the Company requiring the corporation to indemnify any of the Company's officers and directors.
The Articles of Incorporation of the Company provide indemnification as follows:

     As the Board of Directors may from time to time provide in the By-laws or by resolution, the corporation may indemnify its officers, directors, agents and other persons to the full extent permitted by the laws of the State of Nevada.

     The registrant's Articles of Incorporation limit liability of its Officers and Directors to the full extent permitted by the Nevada Business Corporation Act.

     (a) Section 78.751 of the Nevada Business Corporation Act provides that each corporation shall have the following powers:

     1. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suitor proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contenders or its equivalent, does not, of itself create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

     2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction, determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

     3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, he must be indemnified by the corporation against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

     4. Any indemnification under subsections 1 and 2, unless ordered by a court or advanced pursuant to subsection 5, must be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made: (a) By the stockholders; (b) By the board of directors by majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding; (c) If a majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding so orders, by independent legal counsel, in a written opinion; or (d) If a quorum consisting of directors who were not parties to the act, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

     5. The certificate or articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

     6. The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section: (a) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the certificate or articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to subsection 2 or for the advancement of expenses made pursuant to subsection 5, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action. (b) Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to officers and directors of the Company pursuant to the provisions of the Company's Certificate of Incorporation, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

     WATER PETROLEUM AND ENVIRONMENTAL TECHNOLOGIES COMPANY

                 FINANCIAL STATEMENTS AND REPORT

           OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

               April 30, 2000  and December 31, 1999

Board of Directors
Water Petroleum and Environmental Technologies Company
Salt Lake City, Utah

       REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We have audited the accompanying balance sheets of Water Petroleum and Environmental Technologies Company ( development
stage company) at April 30, 2000 and December 31, 1999   and the
statements of operations, stockholders' equity, and cash flows for the four months ended April 30, 2000 and the years ended December 31, 1999 and 1998 the period April 24, 1997 (date of inception) to April 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position
of   Water Petroleum and Environmental Technologies Company at
April 30, 2000 and the results of operations and cash flows for the four months ended April 30, 2000 and the years ended December 31, 1999 and 1998 and the period April 24, 1997 (date of inception) to April 30, 2000, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company does not have sufficient working capital to pay its liabilities or for any of its future planned activity which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in Note 7. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

May 18, 2000                     /s/ Andersen Andersen & Strong, LLC
Salt Lake City, Utah

       WATER PETROLEUM AND ENVIRONMENTAL TECHNOLOGIES COMPANY
                  ( Development Stage Company )
                         BALANCE SHEETS
               April 30, 2000 and December 31, 1999


                                                Apr 30,    Dec 31,
                                                 2000        1999
ASSETS

CURRENT ASSETS

    Cash                                        $    -     $    -

     Total Current Assets                       $    -     $    -


LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

  Accounts payable                               4,530      2,730

   Total Current Liabilities                     4,530      2,730

CONTINGENT LIABILITIES - Note 6                      -          -

STOCKHOLDERS' EQUITY

Preferred stock
 25,000,000 shares authorized, at $0.0001
  par value - none out                               -          -
Common stock
 75,000,000 shares authorized, at $0.0001
  par value
 1,310,731 shares issued and outstanding           131        131
     Capital in excess of par value            321,512    321,512
 Accumulated deficit during development
   stage                                      (326,173)  (324,373)

      Total Stockholders' Deficiency            (4,530)    (2,730)

                                               $     -   $      -

  The accompanying notes are an integral part of these financial statements.

         WATER PETROLEUM AND ENVIRONMENTAL TECHNOLOGIES COMPANY
                      ( Development Stage Company )
                        STATEMENTS OF OPERATIONS
         For the Four Months Ended April 30, 2000 and the Years
      Ended December 31, 1999 and 1998 and the Period April 24, 1997
                 (Date of Inception ) to April 30, 2000


                                   Apr 30,  Dec 31,  Dec 31,  Apr 24, 1997 to
                                    2000     1999     1998    Apr 30, 2000

REVENUES                         $    -    $     -   $     -    $      -

EXPENSES                          1,800     43,129   139,031     553,764

NET LOSS - before other income   (1,800)   (43,129) (139,031)   (553,764)

GAIN ON SALE OF ASSETS - note 3       -    227,591         -     227,591

NET INCOME (LOSS)              $ (1,800) $ 184,462 $(139,031) $ (326,173)



NET LOSS PER COMMON
 SHARE

     Basic                     $      -  $    .59  $    (.92)


AVERAGE OUTSTANDING
   SHARES

    Basic                     1,310,731   310,731    150,731


     The accompanying notes are an integral part of these financial statements.

         WATER PETROLEUM AND ENVIRONMENTAL TECHNOLOGIES COMPANY
                      ( Development Stage Company )
              STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
      Period April 24, 1997 (Date of Inception ) to April 30, 2000



                                                       Capital in
                                      Common Stock      Excess of   Accumulated
                                    Shares     Amount   Par Value     Deficit

Balance April 24, 1997
  (date of inception)                   -     $   -     $     -     $      -


Issuance of common stock for assets
  and services at $0.50 -
  April 25, 1997                   124,260       13       61,832           -

Issuance of common stock for cash
  at $4.84 - net of offering
  costs - September 13, 1997        22,480        2      108,911           -

Issuance of common stock for
  services at $16.00 -
  Sept to Dec 1997                   2,890        -       46,249           -

Issuance of common stock for cash
  at $39.01 - December 29, 1997        901        -       35,151           -

Net operating loss for the period
  April 24, 1997 to December 31, 1997    -        -            -    (369,804)

Issuance of common stock for cash
  at $50.00 - March 5, 1998            200        -       10,000           -

Net operating loss for the year ended
  December 31, 1998                      -        -            -    (139,031)

Balance December 31, 1998          150,731       15      262,143    (508,835)

Issuance of common stock for
  services at $0.01 -
  October and November 1999        160,000       16        1,584           -

Contribution to capital in cash -
  related parties                        -        -       13,625           -

Issuance of common stock for
  payment of debt at $.044 -
  December 31, 1999              1,000,000      100       44,160           -

Net operating profit for the
  year ended December 31, 1999           -        -            -     184,462

Balance December 31, 1999        1,310,731      131      321,512    (324,373)

Net operating loss for the four
  months ended April 30, 2000            -        -            -      (1,800)

Balance April 30, 2000           1,310,731    $ 131    $ 321,512   $ 326,173

   The accompanying notes are an integral part of these financial statement

         WATER PETROLEUM AND ENVIRONMENTAL TECHNOLOGIES COMPANY
                       (Development Stage Company)
                         STATEMENT OF CASH FLOWS
      For the Four Months Ended April 30, 2000 and the Years Ended
         December 31, 1999 and 1998 and the Period April 24, 1997
                  ( Date of Inception) to April 30, 2000

                                   Apr 30,    Dec 31,    Dec 31, April 24, 1997
                                    2000       1999       1998   to Apr 30, 2000

CASH FLOWS FROM
 OPERATING ACTIVITIES

 Net profit (loss)               $ (1,800)  $ 184,462  $ (139,031)  $(326,173)

Adjustments to reconcile net
 profit (loss) to net cash
 provided by operating activities

Depreciation and amortization           -      11,154      11,154      33,462
 Bad debts                              -           -           -      10,100
 Issuance of common stock for
   expenses                             -       1,600           -      97,322
 Changes in accounts payable        1,800       5,062     105,111     219,311
 Gain on sale of assets - note 3        -    (227,591)          -    (227,591)

 Net Cash Used  by  Operations          -     (25,313)    (22,766)   (193,569)

CASH FLOWS FROM INVESTING
 ACTIVITIES

                                        -           -           -           -

CASH FLOWS FROM FINANCING
 ACTIVITIES

 Proceeds from loans                    -           -      22,980      25,880
 Contributions to capital - cash
  - related parties                     -      13,625           -      13,625
 Proceeds from issuance of
  common stock                          -           -      10,000     154,064

 Net Increase (Decrease) in Cash        -     (11,688)     10,214           -

 Cash at Beginning of Period            -      11,688       1,474           -

 Cash at End of Period            $     -    $      -   $  11,688           -

NON CASH OPERATING ACTIVITIES

Issuance of 124,260 shares of common stock
  for assets and services - 1997                                  $ 61,845
Issuance of 2,890 shares of common stock
  for services - 1997                                               46,249
Issuance of 160,000 shares of common stock for services - 1999 1,600 Issuance of 1,000,000 shares of common stock
  for payment of debt - 1999                                        44,260

     The accompanying notes are an integral part of these financial statements.

     WATER PETROLEUM AND ENVIRONMENTAL TECHNOLOGIES COMPANY
                  ( Development Stage Company )
                  NOTES TO FINANCIAL STATEMENTS



1. ORGANIZATION

The Company was incorporated under the laws of the state of Nevada on April 24, 1997 with 75,000,000 authorized common shares at a par value of $.0001 and 25,000,000 authorized preferred shares at a par value of $.0001. The Company was organized for the purpose of developing a patent to be used in the field of water petroleum separation.

On December 8, 1999 the shareholders of the Company approved a reverse stock split to be effective December 20, 1999 of one share for 50 shares outstanding. This report has been prepared showing after stock split shares from inception.

The Company is in the development stage and became inactive after 1998.

During June and December 1997 the company completed two regulation D stock offerings of 23,381 after stock split shares of its common capital stock for cash.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Methods

The Company recognizes income and expenses based on the accrual method of accounting.

Dividend Policy

The Company has not yet adopted a policy regarding payment of dividends.

Income Taxes

On April 30, 2000, the Company had a cumulative net operating loss carry forward of $326,173. The tax benefit from the loss carry forward has been fully offset by a valuation reserve because the use of the future tax benefit is doubtful since the Company has no operations. The loss carryforward will expire beginning in years 2013 through 2021.

Basic and Diluted Net Income (Loss) Per Share

Basic net income (loss) per share amounts are computed based on the weighted average number of shares actually outstanding, after the stock split. Diluted net income (loss) per share amounts are computed using the weighted average number of common shares and common equivalent shares outstanding as if shares had been issued on the exercise of the preferred share rights unless the exercise becomes antidilutive and then only the basic per share amounts are shown in the report.

WATER PETROLEUM AND ENVIRONMENTAL TECHNOLOGIES COMPANY
                  ( Development Stage Company )
            NOTES TO FINANCIAL STATEMENTS (Continued)


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Estimates and Assumptions

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of the assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing these financial statements.

Financial instruments

The carrying amounts of financial instruments, including accounts payable, at April 30, 2000 are considered by management to be their estimated fair values. These values are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

Comprehensive Income

The Company adopted Statement of Financial Accounting Standards
No. 130. The adoption of this standard had no impact on the total stockholder's equity on December 31, 1999.

Recent Accounting Pronouncements

The Company does not expect that the adoption of other recent accounting pronouncements will have a material impact on its financial statements.

3.  SALE OF ASSETS

During September 1999 the Company sold its remaining assets to a related party in exchange for the assumption of $175,695 of its liabilities. $34,376 of the liabilities had not been satisfied by the purchaser at the report date and the creditors may make claims against the Company if they are not settled or satisfied in the future.

4.   WARRANTS ISSUED

During December 1997 the Company issued 63,550 (pre split) shares for cash and services. Each share included one A warrant and one B warrant exercisable within 60 months after October 15, 1997. Each A warrant can be converted to one share of common stock at $2.25 per share. Each B warrant can be converted to one share of common stock at $4.00 per share. No value was assigned to the warrants on the issue date.

The Company can redeem the warrants after a 30 day notice at $.02 each.

     WATER PETROLEUM AND ENVIRONMENTAL TECHNOLOGIES COMPANY
                  ( Development Stage Company )
            NOTES TO FINANCIAL STATEMENTS (Continued)



5.  RELATED PARTY TRANSACTIONS

Related parties have acquired 80% of the outstanding stock of the Company.

6.  CONTINGENT  LIABILITIES

See note 3

7.  GOING CONCERN

The Company does not have sufficient working capital to pay its liabilities and for any future planned activity.

Continuation of the Company as a going concern is dependent upon obtaining additional working capital and the management of the Company has developed a strategy, which it believes will accomplish this objective through additional equity funding and long term debt which will enable the Company to continue operations for the next year.

There is no assurance that the management can be successful in this effort.

                            PART III

Item 1.  Index and Description of Exhibits.

Exhibit
Number        Title of Document                   Location

1             Articles of Incorporation           See Attached
2             Bylaws                              See Attached
3             A & B Warrant Specimen              See Attached
4             Financial Data Schedule             See Attached

                           SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf, thereunto duly authorized.

                         WATER PETROLEUM AND ENVIRONMENTAL
                         TECHNOLOGIES COMPANY



Date: August 2, 2000      By: /s/ Curtis Olsen, President



Date: August 2, 2000      By:  /s/ Allison Olsen, Secretary and Treasurer


     In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.


Date: August 2, 2000       By: /s/ Curtis Olsen
                                  Director


Date: August 2, 2000       By: /s/ Allison Olsen
                                  Director